		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 7, 2015

Re:	Fogo de Chão, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Confidentially Submitted January 27, 2015
CIK No. 0001627487

Ms. Anne Nguyen Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Parker,

On behalf of our client, Fogo de Chão, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated February 10, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on January 27, 2015.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	2	April 7, 2015

Additionally, in response to Comment Number 1 in the Staff’s comment letter dated January 27, 2015, the Company is supplementally providing mock-ups of the pages that include pictures and graphics to be presented in the prospectus, along with accompanying captions.

Prospectus Summary, page 1

1.	We note your response to prior comment 3 and the information you provided us supplementally. Please specifically disclose in this section the category of restaurant that you consider yourself a part of. In this regard, we note your reference in the filing to the “high-end steakhouse category” and “full-service dining category.” Please expand to list all the categories of restaurants that are encompassed by “[y]our public competitors in the restaurant industry.”

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 79 of the Registration Statement to specify the categories of restaurants intended to be encompassed by the statement “our public competitors in the restaurant industry”.

Our Competitive Strengths, page 2

Industry-Leading Cash-on-Cash Returns…page 4

2.	Refer to prior comment 4. So that investors may better understand your measure and its significance, please disclose the calculation used to derive the average year three cash-on-cash return of greater than 50% that you disclose in several places in the filing.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 and 82 of the Registration Statement to disclose the calculation used to derive the average year three cash-on-cash return of greater than 50%.

Use of Proceeds, page 42

3.	Refer to your response to prior comment 9. If proceeds of the offering will be used to repay indebtedness, please present pro forma balance sheet and statement of operations information with earnings per share data (basic and diluted) giving effect solely to the repayment of debt with proceeds of the shares used for this purpose. Please present this pro forma information for the most recent fiscal year, interim period and balance sheet date presented in the filing. In so doing, please provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise Summary Historical Consolidated Financial and Other Information accordingly and elsewhere in the filing (for example, “Capitalization”) as appropriate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 49 through 53 of the Registration Statement to include an “Unaudited Consolidated Pro Forma Financial Statements” section to present pro forma balance sheet and earnings per share data giving effect solely to the repayment of debt with the proceeds from the sale of shares in this offering in accordance with Article 11 of Regulation S-X. In addition, the Company has revised the disclosure on page 13 of the Registration Statement to provide supplemental pro forma as adjusted financial information, including earnings per share data, to give effect to the sale of all shares of our common stock in this offering.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	3	April 7, 2015

Principal and Selling Stockholders, page 102

4.	We note your response to our prior comment 19 and reissue in part. We note you indicate that the THL Co-investors are co-investors in the THL Funds and are contractually obligated to dispose of their shares along with the THL Funds on a pro rata basis. However, please also disclose the natural person or persons who have voting and investment control over the THL Co-investors shares.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Registration Statement to clarify that voting and investment determinations by the THL Co-investors are made by the THL Funds.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Segment Reporting, page F-17

5.	Refer to prior comment 21. So that we may better understand your basis for aggregation given your circumstances, please provide us with further information noted below in regard to the similarity of economic characteristics between your Brazil and United States operating segments.

•	In regard to your product sourcing between the United States and Brazil, you disclose that in 2013 and for the thirty-nine weeks ended September 28, 2014 you spent approximately 70% and 72%, respectively, of your consolidated food and beverage costs on products and supplies procured from US Foods. Tell us the extent of your use of US Foods for product sourcing within the United States and Brazil operating segments and if they sourced the food primarily from the U.S. If so, tell us how you considered shipping costs and the direct cost of products and supplies within the United States and Brazil operating segments in your analysis regarding their similarity in economic characteristics.

•

You state in the response that the macroeconomic environment of Brazil as compared to the United States has not historically been a specific driver or focus for you and is not expected to be a specific driver or focus in the future. You also state that while you have identified and considered certain additional risks related to government regulations and macroeconomic conditions in Brazil as compared to the United States, your financial performance has not been, and is not currently expected to be materially impacted by such factors, including potential government regulation and differences in political, social and economic conditions. However, you disclose two risk factors that specifically emphasize the additional economic, political and regulatory risks associated with doing business in Brazil that may negatively affect your business and financial performance, as

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	4	April 7, 2015

well as the market price of your common stock. This appears to suggest that the regulatory and macroeconomic environment differences are relevant, and material in your assessment of economic similarities between your Brazil and United States operating segments. Please reconcile for us your risk factors and response, and further explain why the apparent different regulatory and macroeconomic circumstances in Brazil do not justify presenting your Brazil operations as a separate reportable segment.

•	You state in the response that you manage inflation risk similarly across geographies, and that you consistently attempt to manage the effect of inflation on your business by price increases passed along to customers. In this regard, please demonstrate to us that price elasticity is similar between the Brazil and United States operating segments.

•	You state in the response that the criteria for evaluating market expansion opportunities that include the various indicated general macroeconomic factors may be impacted by geography. Your response appears to suggest that such factors are only relevant in your decision to open restaurants, but it appears that these factors would also be relevant in assessing your ongoing operations. For example, one economy may be growing faster than the other, or adverse conditions affecting performance may exist in one economy versus the other. Please demonstrate how these macroeconomic factors within Brazil and the United States are closely correlated and therefore similar in your consideration of aggregating these operating segments.

Response:	The Company respectfully refers the Staff to the discussion on March 13, 2015 between Mr. David Cook of PricewaterhouseCoopers LLP and Mr. Patrick Kuhn of the Staff and respectfully informs the Staff that, per such discussion, the Company has concluded that it will not aggregate its two operating segments and will disclose two reportable segments, as set forth in the revised draft of the Registration Statement. Accordingly, the Company has revised pages 58 through 69 and 74 and F-19 through F-21 and F-36 through F-38 to disclose two reportable segments.

Other

6.	Please consider the age of financial statements, as necessary, in any subsequent amended filing pursuant to Rule 3-12 of Regulation S-X.

Response:	The Company respectfully acknowledges the Staff’s comment and has included audited Fiscal 2014 financial statements in the Registration Statement, in accordance with Rule 3-12 of Regulation S-X.

Ms. Anne Nguyen Parker Division of Corporation Finance U.S. Securities and Exchange Commission	5	April 7, 2015

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:	Via E-mail
Mr. Lawrence Johnson, Chief Executive Officer
Mr. Albert McGrath, General Counsel
Fogo de Chão, Inc.